                  ---------------------------------------------
                  ---------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                                ----------------

                                 SCHEDULE 14D-9
       SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO SECTION 14(d)(4)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                            ------------------------

                          SUMMIT PETROLEUM CORPORATION
              ----------------------------------------------------
                            (Name of Subject Company)

                          SUMMIT PETROLEUM CORPORATION
             ----------------------------------------------------
                      (Name of Person(s) Filing Statement)

                          COMMON STOCK, $.01 PAR VALUE
                   --------------------------------------------
                         (TITLE OF CLASS OF SECURITIES)

                                   866228 307
                      ----------------------------------------
                         (CUSIP NUMBER OF COMMON STOCK)


                          DEAS H. WARLEY III, PRESIDENT
                          SUMMIT PETROLEUM CORPORATION
                     16701 GREENSPOINT PARK DRIVE, SUITE 200
                              HOUSTON, TEXAS 77060
                                  713-873-4828

           (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO
            RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF BIDDERS)

                                      COPY:
                                WAYNE M. WHITAKER
                     MICHENER, LARIMORE, SWINDLE, WHITAKER,
                    FLOWERS, REYNOLDS, SAWYER & CHALK, L.L.P.
                               301 COMMERCE STREET
                            3500 CITY CENTER TOWER II
                             FORT WORTH, TEXAS 76102
                                  817-878-0530
                            ------------------------


Index to Exhibits on page 18.

 ITEM 1.  SECURITY AND SUBJECT COMPANY.

     (a) The name of the subject company is Summit Petroleum Corporation, Inc. (The "Company"). The address of the principal executive offices of the Company is 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060. The title of the class of equity securities to which this Statement relate is the Common Stock, par value $0.01 per share of the Company (the "Common Stock" or "Shares")


ITEM 2. TENDER OFFER OF THE BIDDER.

     This Statement relates to the tender offer by MRI Acquisition Corp., a Texas corporation (the "Purchaser"), and a wholly owned subsidiary of Midland Resources, Inc. (the "Parent"), disclosed in a Tender Offer Statement on
Schedule 14D-1 dated July 18, 1996 (the "Schedule 14D-1"), to purchase all of the outstanding Shares and common stock options at $0.70 per share, net to the seller in cash, upon the terms and subject to the condition set forth in the Offer to Purchase, dated July 17, 1996 the "Offer to Purchase"), and the related Letter of Transmittal (which together constitutes the "Offer").

     The Offer is being made pursuant to an Agreement and Plan of Merger, dated July 17, 1996 (the "Merger Agreement"), among Parent, the Purchaser and the Company. The Merger Agreement provides, among other things, for the making of the Offer by the Purchaser and further provides that, upon the terms and subject to the conditions contained in the Merger Agreement, the Purchaser will merger with and into the Company (the "Merger") as soon as practicable after the consummation of the Offer. Following consummation of the Merger (the "Effective Time"), the Company will continue as the surviving corporation. In the Merger each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by the Purchaser or held in the Treasury of the Company, all of which will be canceled, and other than Shares held by stockholders who perfect appraisal rights under Colorado law) and outstanding options to acquire Shares, will be canceled and he holder will receive the right to receive the per Share consideration in the Offer, without interest (the "Merger Consideration"), with the amount paid with respect to the options being the excess of the Merger Consideration over the per Share exercise price of such option, without interest. A copy of the Merger Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.

     The principal executive office of Purchaser and Parent are 16701 Greenspoint Park Drive, Suite 200, Houston, Texas 77060.

ITEM 3. IDENTITY AND BACKGROUND.

     (a) The name and address of the Company, which is the person filing this Statement, are set forth in Item 1 above.

     (b)(1) Certain contracts, agreements, arrangements and understandings between the Company or its affiliates and certain of its executive officers, directors or affiliates are described under the heading "Security Ownership of Certain Beneficial Owners and Management", "Executive Compensation", "Certain Transactions", and "Proposal for Adoption of the Summit Petroleum Corporation Directors' Stock Option Plan" at pages 1,2,4,5,6 and 7 of the Company's Proxy Statement dated December 19, 1995 (the "1996 Proxy Statement"). Copies of such pages are filed as Exhibit 2 hereto and are incorporated herein by reference.

     (b)(2).THE MERGER AGREEMENT   The following is a summary of the material
terms of the Merger Agreement. This summary is not a complete description of the terms and conditions thereof and is qualified in its entirety by reference to the full text thereof, which is incorporated herein by reference and a copy of which has been filed with the Commission as an exhibit to the Schedule 14D-1. The Merger Agreement may be examined, and copies thereof may be obtained, as set forth in Section 8.

THE OFFER. The Merger Agreement provides for the commencement of the Offer, in connection with which Parent and the Purchaser have expressly reserved the right to waive certain conditions of the Offer, but without the prior written consent of the Company, the Purchaser has agreed not to (i) waive the Minimum Condition,
(ii) reduce the number of Shares subject to the Offer, (iii) reduce the price per Share to be paid pursuant to the Offer, (iv) extend the Offer if all of the Offer conditions are satisfied or waived, (v) change the form of consideration payable in the Offer, or (vi) amend or modify any term or condition of the Offer (including the conditions described in Section 14) in any manner adverse to the holders of Shares. Notwithstanding the foregoing, the Purchaser may, in its sole discretion without the consent of the Company, extend the Offer at any time and from time to time (A) if at the then scheduled expiration date of the Offer any of the conditions to the Purchaser's obligation to accept for payment and pay for Shares shall not have been satisfied or waived; (B) for any period required by any rule, regulation, interpretation or position of the Commission or its staff applicable to the Offer; (C) for any period required by applicable law in connection with an increase in the consideration to be paid pursuant to the Offer; and (D) if all Offer conditions are satisfied or waived but the number of Shares tendered is 85% or more, but less than 90%, of the then outstanding number of Shares, for an aggregate period of not more than 5 business days (for all such extensions under this clause (D)) beyond the latest expiration date that would be permitted under clause (A), (B) or (C) of this sentence. So long as the Merger Agreement is in effect and the offer conditions have not been satisfied or waived, at the request of the Company, the Purchaser will, and Parent will cause the Purchaser to, extend the Offer for an aggregate period of not more than 20 business days (for all such extensions) beyond the originally scheduled expiration date of the Offer.

CONSIDERATION TO BE PAID IN THE MERGER. The Merger Agreement provides that upon the terms (but subject to the conditions) set forth in the Merger Agreement, the Purchaser will be merged with and into the Company and the separate existence of the Purchaser will cease, and the Company shall be the Surviving Corporation and shall be a wholly owned subsidiary of the Parent. In the Merger, each share of common stock, $.01 par value per share, of the Purchaser outstanding immediately prior to the time of filing of a certificate of merger relating to the Merger with the Secretary of State of the State of Colorado, or such later time as is agreed by the parties (the "Effective Time"),shall be converted into and exchanged for one validly issued, fully paid and non-assessable share of Common Stock, $.01 par value per share, of the Surviving Corporation. In the Merger, each Share issued and outstanding immediately prior to the Effective Time (other than Shares owned by Parent or the Purchaser or held by the Company, all of which shall be canceled, and Shares held by stockholders who perfect appraisal rights under Colorado law) shall, by virtue of the Merger and without any action on the part of the holder thereof, be converted into the right to receive the Merger Consideration, without interest. The Merger Agreement provides that (subject to the provisions of the Merger Agreement) the closing of the Merger shall occur as soon as practicable following the satisfaction or, to the extent permitted under the Merger Agreement, waiver of, the conditions to the Merger set forth in Article 9 of the Merger Agreement. The Merger Agreement permits Parent and Purchaser, in their sole discretion, to defer the closing of the Merger for a period of 90 days following consummation of the Offer if, in Parent's and Purchaser's sole judgment, the deferral is necessary to enable the Company to meet a condition to the Merger.

TREATMENT OF STOCK OPTIONS.

The Merger Agreement provides that all options (individually, an "Option" and collectively, the "Options") outstanding immediately prior to the Effective Time under any of the Stock Option Plans, whether or not then exercisable, shall be canceled and each holder of an Option will be entitled to receive from the Surviving Corporation, for each Share subject to an Option, an amount in cash equal to the excess, if any, of the Merger Consideration over the per share exercise price of such Option, without interest. The amounts payable pursuant to the Merger Agreement shall be paid with respect to Shares subject to Options at the Effective Time. All amounts payable in respect of Options shall be subject to all applicable withholding of taxes.

BOARD REPRESENTATION.

The Merger Agreement provides that, promptly upon the purchase of Shares pursuant to the Offer, Parent shall be entitled to designate such number of directors, rounded up to the next whole number, as will give Parent representation on the Board of Directors equal to the product of (i) the number of directors on the Board of Directors and (ii) the percentage that the number of Shares purchased by the Purchaser or Parent or any affiliate bears to the number of Shares outstanding, and the Company will, upon request by Parent, promptly increase the size of the Board of Directors and/or exercise its best efforts to secure the resignations of such number of directors as is necessary to enable Parent's designees to be elected to the Board of Directors and will cause Parent's designees to be so elected. The Company's obligations to appoint designees to the Board of Directors are subject to Section 14(f) of the Exchange Act. The parties have agreed to use their respective best efforts to ensure that at least two of the members of the Board of Directors shall at all times prior to the Effective Time be Continuing Directors (as defined in the Merger Agreement).


STOCKHOLDER MEETING.

The Merger Agreement provides that, if required by applicable law, the Company, acting through the Board of Directors, shall (i) call a meeting of its stockholders (the "Stockholder Meeting") for the purpose of voting on the Merger, (ii) hold the Stockholder Meeting as soon as practicable after the purchase of Shares pursuant to the Offer and (iii) subject to its fiduciary duties under applicable law as advised by outside counsel, recommend to its stockholders the approval of the Merger. At the Stockholder Meeting, Parent shall cause all the Shares then owned by Parent, the Purchaser and any of their subsidiaries or affiliates to be voted in favor of the Merger. The Merger Agreement provides that, notwithstanding the foregoing, if the Purchaser, or any other direct or indirect subsidiary of Parent, shall acquire at least 90% of the outstanding Shares, the parties thereto shall take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after the expiration of the Offer without a meeting of stockholders of the Company, in accordance with Colorado Law. However, the Merger Agreement permits Parent and Purchaser, in their sole discretion, to defer the closing of the Merger for a period of 90 days following consummation of the Offer if, in Parent's and Purchaser's sole judgment, the deferral is necessary to enable the Company to comply with a covenant.

REPRESENTATIONS AND WARRANTIES.

The Merger Agreement contains various representations and warranties of the parties thereto. These include representations and warranties by the Company with respect to (i) the due incorporation, existence and, subject to certain limitations, the qualification, good standing, corporate power and authority of the Company and certain significant subsidiaries; (ii) the due authorization, execution, and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of transactions contemplated thereby, and the validity and enforceability thereof; (iii) subject to certain exceptions and limitations, the compliance by the Company with all applicable foreign, federal, state or local laws, statutes, ordinances, rules, regulations, orders, judgments, rulings and decrees ("Laws") of any foreign, federal, state or local judicial, legislative, executive, administrative or regulatory body or authority, or any court, arbitration, board or tribunal ("Governmental Entity"); (iv) the capitalization of the Company, including the number of shares of capital stock of the Company outstanding, the number of shares reserved for issuance on the exercise of options and similar rights to purchase shares; (v) the identity, ownership (subject to certain exceptions and limitations) by the Company of interests or investments in entities other than subsidiaries of the Company; (vi) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by the Company of the Merger and the absence of any violations, breaches or defaults which would result from compliance by the Company with any provision of the Merger Agreement; (vii) compliance with the Securities Act and the Exchange Act, in connection with each registration statement, report, proxy statement or information statement (as defined under the Exchange Act) prepared by it since January 1, 1993, each in the form (including exhibits and any amendments thereto) filed with the SEC (collectively, the "Company Reports") and the financial statements included therein filed by the Company with the Commission, the Schedule 14D-9 information statement, if any, filed by the Company in connection with the Offer pursuant to Rule 14 f-1 under the Exchange Act; (viii) subject to certain exceptions and limitations, the absence of pending or (to the knowledge of the Company through receipt of written notice) threatened claims, actions, suits, proceedings, arbitrations, investigations or audits (collectively, "Litigation") or violation of any law by the Company which would have a material adverse effect on the business, results of operations, assets, or financial condition of the Company ("Material Adverse Effect"); (ix) the absence of certain changes or effects; (x) certain tax matters; (xi) certain employee benefit and ERISA matters; (xii) certain labor and employment matters; (xiii) certain fees in connection with the transactions contemplated by the Merger Agreement; (xiv) subject to certain exceptions and limitations, the possession by the Company; (xv) subject to certain exceptions and limitations, title to assets; (xvi) material contracts of the Company; and
(xvii) the required vote of stockholders of the Company with respect to the transactions contemplated by the Merger Agreement. Parent and the Purchaser and have also made certain representations and warranties, including with respect to
(i) the due incorporation, existence, good standing and, subject to certain limitations, corporate power and authority of Parent and the Purchaser; (ii) the due authorization, execution and delivery of the Merger Agreement and certain ancillary documents executed in connection therewith and the consummation of the transactions contemplated thereby, and the validity and enforceability thereof;
(iii) the accuracy and the adequacy of the information contained in the Schedule 14D-1 and the documents therein pursuant to which the Offer is being made, any Schedule required to be filed with the Commission, and any amendment or supplement to any of the foregoing and the accuracy of the information provided by Parent and the Purchaser for inclusion in the Schedule 14D-9; (iv) subject to certain exceptions and limitations, the absence of consents and approvals necessary for consummation by Parent and the Purchaser, and the absence of any violations, breaches or defaults which would result from compliance by Parent and the Purchaser with any provision of the Merger Agreement; and (v) the sufficiency of funds available to Parent and the Purchaser for the consummation of the Offer and the Merger.

                       CONDUCT OF BUSINESS PENDING MERGER.

     The Company has agreed that from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless Parent has consented in writing thereto, the Company will (i) conduct its operations according to its usual, regular and ordinary course of business consistent with past practice; (ii) use its reasonable best efforts to preserve intact its business organization and goodwill, maintain in effect all existing qualifications, licenses, permits, approvals and other authorizations, keep available the services of its officers and employees and maintain satisfactory relationships with those persons having business relationships with them; (iii) promptly upon the discovery thereof notify Parent of the existence of any breach of any representation or warranty contained in the Merger Agreement (or, in the case of any representation and warranty that makes no reference to Material Adverse Effect, any breach of such representation and warranty in any material respect) or the occurrence of any event that would cause any representation or warranty contained in the Merger Agreement no longer to be true and correct (or in the case of any representation and warranty that makes no reference to Material Adverse Effect, to no longer be true and correct in any material respect); and (iv) promptly deliver to the Purchaser true and correct copies of any report, statement or schedule filed with the Commission subsequent to the date of the Merger Agreement, any internal monthly reports prepared for or delivered to the Board of Directors after the date of the Merger Agreement and monthly financial statements for the Company and its subsidiaries for and as of each month end subsequent to the date of the
Merger Agreement.   The Company has agreed that
from the date of the Merger Agreement to the Effective Time, with certain exceptions, unless the Parent has consented in writing thereto, the Company shall not, and shall not permit any of its Subsidiaries to (i) amend its Certificate of Incorporation or Bylaws or comparable governing instruments; (ii) issue, sell or pledge any shares of its capital stock or other ownership interest in the Company (other than issuances of shares of Common Stock in respect of any exercise of Options outstanding on the date of the Merger Agreement and disclosed to Parent) or any of the subsidiaries, or any securities convertible into or exchangeable for any such shares or ownership interest, or any rights, warrants or options to acquire or with respect to any such shares of capital stock, ownership interest, or convertible or exchangeable securities; or accelerate any right to convert or exchange or acquire any securities of the Company or any of its subsidiaries for any such shares or ownership interest;
(iii) effect any stock split or otherwise change its capitalization as it exists on the date of the Merger Agreement; (iv) grant, confer or award any option, warrant, convertible security or other right to acquire any shares of its capital stock or take any action to cause to be exercisable any otherwise unexercisable option under any existing stock option plan; (v) declare, set aside or pay any dividend or make any other distribution or payment with respect to any shares of its capital stock or other ownership interests (other than such payments by a wholly owned subsidiary); (vi) sell, lease or otherwise dispose of any of its assets, except in the ordinary course of business, none of which dispositions individually or in the aggregate will be material; (vii) settle or compromise any pending or threatened litigation, other than settlements which involve solely the payment of money (without admission of liability) not to exceed $5,000 in any one case; (viii) acquire by merger, purchase or any other manner, any business or entity or otherwise acquire any assets that are material, individually or in the aggregate, to the Company except for purchases of inventory, supplies or capital equipment in the ordinary course of business consistent with past practice; (ix) incur or assume any long-term or short-term debt, except for working capital purposes in the ordinary course of business under the Company's existing credit agreement; (x) assume, guarantee or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person; (xi) with certain exceptions, make or forgive any loans, advances or capital continuations to, or investments in, any other person; (xii) make any tax election or settle any tax liability other than settlements involving solely the payment of money which would be permitted by clause (vii); (xiii) except in certain circumstances, grant any stock related or performance awards; (xiv) enter into any new employment, severance, consulting or salary continuation agreements with any officers, directors or employees or grant any increases in compensation or benefits to employees other than increases permitted under certain circumstances; (xv) adopt, amend in any material respect or terminate any employee benefit plan or arrangement; (xvi) amend, change or waive (or exempt any person or entity from the effect of) the Rights Agreement, except in connection with the exercise of its fiduciary duties by the Board of Directors or as set forth in the Merger Agreement; (xvii) permit any insurance policy naming the Company or a loss payee to be canceled or terminated other than in the ordinary course of business, or (xiii) agree in writing or otherwise to take any of the foregoing actions.

                            CONDITIONS TO THE MERGER.

  The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (i) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (ii) there shall not have been issued any injunction or issued or enacted any Law which prohibits or has the effect of prohibiting the consummation of the Merger or making such consummation illegal. The obligations of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Effective Time of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer, provided the condition will be deemed satisfied if Purchaser's failure to accept for payment and pay for such shares is a breach of the Merger Agreement or violates the terms and conditions of the Offer.

ACCESS TO INFORMATION. Under the Merger Agreement, from the date of the Merger Agreement to the Merger Closing Date, the Company shall (i) give the Parent and its authorized representatives and lender banks full access to all books, records, personnel, offices and other facilities and properties of the Company and its accountants and accountants' work papers, (ii) permit the Parent to make such copies and inspections thereof as the Parent may reasonably request and
(iii) furnish the Parent with such financial and operating data and other information with respect to the business and properties of the Company as the Parent may from time to time reasonably request; provided that no investigation or information furnished pursuant to the Merger Agreement shall affect any representations or warranties made by the Company therein or the conditions to the obligations of the Parent to consummate the transactions contemplated thereby.

NO SOLICITATION. The Company has agreed in the Merger Agreement that neither it nor any of its subsidiaries, nor any of their respective officers, directors, employees, representatives, agents or affiliates, shall, directly or indirectly, encourage, solicit, initiate or, except as is required in the exercise of the fiduciary duties of the Company's directors to the Company or its stockholders after consultation with outside counsel to the Company, participate in any way in any discussions or negotiations with, or provide any information to, or afford any access to the properties, books or records of the Company or any of its subsidiaries to, or otherwise assist, facilitate or encourage, any corporation, partnership, person or other entity or group (other than the Parent or any affiliate or associate of Parent) concerning any merger, consolidation, business combination, liquidation, reorganization, sale of substantial assets, sale of shares of capital stock or similar transactions involving the Company (an"Alternative Proposal"), and shall immediately cease and cause to be terminated any existing activities, discussions or negotiations with any parties conducted theretofore with respect to any of the foregoing; provided, however, that nothing contained in the Merger Agreement shall prohibit the Company or the Board of Directors from complying with Rule 14e-2(a) under the Exchange Act or taking such action promulgated thereunder or from making such disclosure to the Company's stockholders or taking such action which, in the judgment of the Board of Directors with the advice of outside counsel, may be required under applicable law. The Company has agreed promptly to notify Parent if any such information is requested from it or any such negotiations or discussions are sought to be initiated with the Company.

FEES AND EXPENSES. Except as provided in the Merger Agreement, whether or not the Offer or the Merger is consummated, all costs and expenses incurred in connection with the transactions contemplated by the Merger Agreement shall be paid by the party
incurring such expenses.   The Merger Agreement provides that, under certain
circumstances, the Company will pay the costs and expenses related to the Offer and the Merger and for their foregoing of the opportunity to invest in the Company. The Company is obligated to pay the costs and expenses under the following circumstances: (i) the Company terminates the Merger Agreement because of an Alternative Proposal which the Board of Directors in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger and the Board of Directors determines, after consultation with its counsel that failure to terminate the Merger Agreement would be inconsistent with the compliance by the Board of Directors with its fiduciary duties, subject to certain provisos that would render such termination right unavailable; (ii) Parent terminates the Merger Agreement (x) because the Board of Directors failed to recommend, or withdraws, modifies or amends in any material respect, its approval or recommendation of the Offer or the Merger, or recommended acceptance of any Alternative Proposal, or resolved to do any of the foregoing (unless the foregoing occurred solely as a result of the Parent's willful breach in any material respect of its representations, warranties or obligations under the Merger Agreement) or (y) after December 31,1996 if Purchaser has not purchased any Shares by that date because of the Company's willful breach or willful failure to comply in any material respect with any of its material obligations under the Merger Agreement; (iii) Parent or the Company terminate the Merger Agreement after December 31, 1996 because of the failure of any condition to the Offer (which failure was not caused by Parent's failure to fulfill its obligations under the Merger Agreement) at a time when the Minimum Condition shall not have been satisfied and (x) during the term of the Merger Agreement or within 12 months after the termination of the Merger Agreement, the Board of Directors recommends an Alternative Proposal or the Company enters into an agreement providing for an Alternative Proposal or a majority of the outstanding Shares is acquired by a third party (including a "group" as defined in the Exchange Act) (a "Stock Acquisition") which Alternative Proposal (or another Alternative Proposal by the same or a related person or entity) was made prior to the termination of the Merger Agreement or (y) during the term of the Merger Agreement or within two months after the termination of the Merger Agreement, the Board of Directors recommends an Alternative Proposal or the Company enters into an agreement providing for an Alternative Proposal or a Stock Acquisition occurs.

                                OTHER AGREEMENTS.

The Merger Agreement provides that, subject to the terms and conditions provided in the Merger Agreement, the Company, Parent, and the Purchaser shall: (a) use their best efforts to cooperate with one another in (i) determining which filings are required to be made prior to the Effective Time with, and which consents, approvals, permits, authorizations or waivers are required to be obtained prior to the Effective Time from, Governmental Entities or other third parties in connection with the execution and delivery of the Merger Agreement and certain other ancillary documents and the consummation of the transactions contemplated thereby and (ii) timely making all such filings and timely seeking all such consents, approvals, permits, authorizations and waivers; and (b) use their best efforts to take, or cause to be taken, all other action and do, or cause to be done, all other things necessary, proper or appropriate to consummate and make effective the transactions contemplated by the Merger Agreement. If, at any time after the Effective Time, any further action is necessary or desirable to carry out the purpose of the Merger Agreement, the proper officers and directors of Parent and the Surviving Corporation shall take all such necessary action.

                            CONDITIONS TO THE MERGER.

     The respective obligations of each party to effect the Merger are subject to the satisfaction or waiver, where permissible, prior to the Effective Time, of the following conditions: (a) if approval of the Merger Agreement and the Merger by the holders of Shares is required by applicable law, the Merger Agreement and the Merger shall have been approved by the requisite vote of such holders; and (b) there shall not have been issued any injunction or issued or enacted any Law which prohibits or has the effect of prohibiting the
consummation of the Merger or makes such consummation illegal.   The obligations
of Parent and the Purchaser to effect the Merger shall be further subject to the satisfaction or waiver on or prior to the Effective Time of the condition that the Purchaser shall have accepted for payment and paid for Shares tendered pursuant to the Offer.

                                  TERMINATION.

The Merger Agreement may be terminated and the Merger contemplated thereby may be abandoned at any time notwithstanding approval thereof by the stockholders of the Company, but prior to the Effective Time:

     (a) by mutual written consent of the Board of Directors of Parent and the Company (which consent will require the approval of a majority of the Continuing Directors if such termination occurs following the election or appointment of Parent's designees, if applicable);

     (b)  by the Parent or the Company:

           (i) if the Effective Time shall not have occurred on or before December 31, 1996 (provided that the right to terminate the Merger Agreement pursuant to this clause shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Effective Time to occur on or before such date);
          (ii) if there shall be any statute, law, rule or regulation that makes consummation of the Offer or the Merger illegal or prohibited or if any court of competent jurisdiction in the United States or other Governmental Entity shall have issued an order, judgment, decree or ruling, or taken any other action restraining, enjoining or otherwise prohibiting the Merger and such order, judgment, decree, ruling or other action shall have become final and non-appealable;
         (iii) after December 31, 1996 if, on account of the failure of any condition specified in Section 14, the Purchaser has not purchased any Shares thereunder by that date (provided that the right to terminate the Merger Agreement pursuant to this clause (iii) shall not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of any such condition); or
          (iv) upon a vote at a duly held meeting or upon any adjournment thereof, the stockholders of the Company shall have failed to give any approval required by applicable law;

     (c) by the Company if there is an Alternative Proposal which the Board of Directors in good faith determines is more favorable from a financial point of view to the stockholders of the Company as compared to the Offer and the Merger, and the Board of Directors determines, after consultation with its counsel that failure to terminate the Merger Agreement would be inconsistent with the compliance by the Board of Directors with its fiduciary duties to stockholders imposed by law; provided, however, that the right to terminate the Merger Agreement in such event shall not be available
          (i) if the Company has breached in any material respect its obligations not to solicit Alternative Proposals, or
          (ii) if the Alternative Proposal (x) is subject to a financing condition or (y) involves consideration that is not entirely cash or does not permit stockholders to receive the payment of the offered consideration in respect of all Shares at the same time, unless the Board of Directors has been furnished with a written opinion of an investment banking firm to the effect that (in the case of clause (x)) the Alternative Proposal is readily financeable and (in the case of clause (y)) that such offer provides a higher value per share than the consideration per share pursuant to the Offer or the Merger, or
          (iii) if, prior to or concurrently with any purported termination pursuant to this clause (c), the Company shall not have paid the Commitment Fee and the Expenses, if applicable, or
          (iv) if the Company has not provided Parent and the Purchaser with prior written notice of its intent to so terminate the Merger Agreement and delivered to Parent and the Purchaser a copy of the written agreement embodying the Alternative Proposal in its then most definitive form concurrently with the earlier of (x) the public announcement of, or (y) filing with the Commission of any documents relating to, the Alternative

                    Proposal; and
     (d) by Parent if the Board of Directors shall have failed to recommend, or shall have withdrawn, modified or amended in any material respect, its approval or recommendation of the Offer or the Merger or shall have recommended acceptance of any Alternative Proposal, or shall have resolved to do any of the foregoing.

                                INDEMNIFICATION.

     The Purchaser has agreed to cause the Surviving Corporation to keep in effect in its By-Laws a provision for a period of not less than three years from the Effective Time (or, in the case of matters occurring prior to the Effective Time which have not been resolved prior to the third anniversary of the Effective Time, until such matters are finally resolved) which provides for indemnification of the past and present officers and directors of the Company to
the fullest extent permitted by the Colorado Law.   The Merger Agreement
provides that from and after the Effective Time, Parent shall indemnify and hold harmless, to the fullest extent permitted under applicable law, each person who is, or has been at any time prior to the date of the Merger Agreement or who becomes prior to the Effective Time, an officer or director of the Company or any subsidiary against all losses, claims, damages, liabilities, costs or expenses (including attorneys' fees), judgments, fines, penalties and amounts paid in settlement (collectively, "Losses") in connection with any Litigation arising out of or pertaining to acts or omissions, or alleged acts or omissions, by them in their capacities as such, which acts or omissions existed or occurred prior to the Effective Time, whether commenced, asserted or claimed before or after the Effective Time, including, without limitation, liabilities arising under the Securities Act, the Exchange Act and state corporation laws in connection with the transactions contemplated hereby. The Company and, after the Effective Time, the Parent shall periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately determined that such
person is not entitled to indemnification.   If the Merger is consummated, the
Surviving Corporation shall, to the fullest extent permitted under applicable law, indemnify and hold harmless Parent and any person or entity who was a stockholder, officer, director or affiliate of Parent prior to the Effective Time against any losses in connection with any Litigation arising out of or pertaining to any of the transactions contemplated by the Merger Agreement or certain ancillary documents relating thereto. Parent is required to periodically advance expenses as incurred with respect to the foregoing to the fullest extent permitted under applicable law provided that the person to whom the expenses are advanced provides an undertaking to repay such advance if it is ultimately
determined that such person is not entitled to indemnification.   The Surviving
Corporation will control the defense, through its counsel, of any action brought against any person seeking indemnification pursuant to the preceding two paragraphs (an "Indemnified Party"). Counsel for the Indemnified Party shall be selected by the Indemnified Party and will be permitted to participate in the defense of such action at the Surviving Corporation's expense.

                            CERTAIN EMPLOYEE MATTERS.

     The Merger Agreement provides that, from and after the Effective Time, the Surviving Corporation will honor and assume, and Parent will cause the Surviving Corporation to honor and assume, in accordance with their terms all existing employment and severance agreements between the Company or any of its subsidiaries and any officer, director, or employee of the Company or any of its subsidiaries and all benefits or other amounts earned or accrued to the extent vested or which becomes vested in the ordinary course, through the Effective Time under all employee benefit plans of the Company.

                                   AMENDMENT.

     To the extent permitted by applicable law, the Merger Agreement may be amended by action taken by or on behalf of the Board of Directors of the Company (by action of a majority of the Continuing Directors if such amendment occurs following the election or appointment of Parent's designees, if applicable) and the Purchaser at any time before or after adoption of the Merger Agreement by the stockholders of the Company but, after any such stockholder approval, no amendment shall be made which decreases the Merger Consideration or which adversely affects the rights of the Company's stockholders hereunder without the approval of such stockholders. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of all of the parties.

                                     TIMING.

     The exact timing and details of the Merger will depend upon legal requirements and a variety of other factors, including the number of Shares acquired by the Purchaser pursuant to the Offer. Although Parent has agreed to cause the Merger to be consummated on the terms contained in the Merger Agreement, there can be no assurance as to the timing of the Merger.

                                  OTHER MATTERS


APPRAISAL RIGHTS. No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Colorado Law to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedures are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less
than the Offer Price or the Merger Consideration.   If any holder of Shares
who demands appraisal under Colorado Law fails to perfect, or effectively withdraws or losses his right to appraisal, as provided in the Colorado Law, the shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger. Failure to follow the steps required by Colorado

Law for perfecting appraisal rights may result in the loss of such rights.

ITEM 4. THE SOLICITATION OR RECOMMENDATION.

(a) The Board of Directors of the Company have issued a press release recommending the Company's shareholders accept the Offer and have authorized the Purchaser to include that fact in its solicitation.

(b) Each of Messrs. Warley, Whitaker and Dillard are members of both the Board of Directors of the Company and the Parent. At a Board of Directors meeting of Parent held on May 31,1996 an agenda item was the discussion of an acquisition of an unrelated publicly held oil and gas company. During this meeting, which was attended by the full board of the Parent, Mr. Warley brought up for discussion whether or not Parent should consider the acquisition of the Company in light of the Parent's prior public announcement of its intention to consider acquisitions of oil and gas companies. Mr. Warley indicated that acquiring the Company would be beneficial to the Parent for several reasons. First, it would remove a concern that had been expressed to him by members of the investment community regarding the appearance of a conflict of interest and dealings among related parties between the Parent and the Company. Second, given the nature of the Parent's involvement in the Company's overall operations resulting from the management contract, as well as the overlapping members on the boards of directors, the Parent was familiar with the Company, its properties and operations. After a general discussion among the board, the Parent's board
agreed that an acquisition of the Company might be beneficial.   The Parent's
board acknowledged the fact that the members of the Company's entire board were also members of the Parent's board and any potential offer to the Company would require a fairness opinion that would independently arrive at a fair price. Further at this meeting the Parent's board discussed whether or not to consider an offer that included Parent's stock or cash or some combination of stock and cash. After a discussion of the relative cost and length of time to pursue an offer using Parent stock, the board concluded a cash offer was more appropriate. The Parent's board then agreed to pursue the matter by authorizing the Parent to engage an investment banking firm to arrive at a fair price to offer for the Company. Messrs. Warley, Whitaker and Dillard informed the Parent's board at that meeting that, given the fact of their being the entire board of directors of the Company they would entertain a proposal for the Parent to acquire the Company, provided Parent would share the fairness opinion with the Company and make the investment banking firm available to meet with them separately to discuss their opinion. The Parent's board agreed to this request.

     On June 3, 1996 Parent engaged Southwest Merchant Group to analyze the
Company and provide an opinion as to a fair price to offer.   On July 3,1996, a
representative of Southwest Merchant Group met with the entire board of Parent and presented their opinion that a cash price of $0.70 per share for all of the Company's common stock, including outstanding options, was fair from a financial point of view. The Parent's board inquired regarding the nature of certain of the assumptions regarding oil and gas prices, oil and gas reserve estimates, as well as the availability of comparable transactions involving entire companies, and transactions that involved only the purchase of oil and gas properties both with and without related well operations. The members of Parent's board, other than Messrs. Warley, Whitaker and Dillard, then discussed whether or not Parent should request certain lock up provisions with the Company such as an option to acquire Company shares, a termination fee if the Merger did not occur due to a competing offer, and reimbursement of
transaction costs.   Messrs. Warley, Whitaker and Dillard, in their capacity as
Company board members indicated that the Company would only consider reimbursing Parent for transaction costs in the event a competing offer resulted in the
proposed transaction not being consummated.   Following this discussion the
Parent's board unanimously agreed to proceed to make the offer to the Company acquire for cash all of the Company's outstanding common stock, including stock options, at $0.70 per share pursuant to a merger agreement..

     Also on July 3, 1996, and following the meeting of the Parent's board, the board of the Company met. At this meeting Mr. Warley informed the board that he has made prior attempts to locate potential purchasers for the Company, but that he was unsuccessful in locating anyone who would agree to acquire the entire Company. The Company' board then met with the representative of Southwest Merchant Group and further inquired as to certain of their assumptions, including the value of the Company's net operating loss carry forward for income
tax purposes.   The Board further discussed that Parent's willingness to
continue to include the Company in future acquisitions might be restricted due to the appearance of a conflict and Parent may not be willing in the future to permit the Company to own amounts to Parent for well operations. The Board concluded that the value of the Company's operations was more likely to be worth more to Parent than anyone else and the price per share reached by Southwest Merchant Group appeared to take this fact into account. After these discussions, the Company's board agreed to recommend acceptance of the Parent's offer and to proceed with the necessary documentation.

     On July 3, 1996 the boards of Parent, Purchaser and the Company approved the Merger Agreements and the immediate commencing of the Offer. Following the meetings on July 3, 1996, the Parent began preparing the documentation to make the offer, including the Merger Agreement.

ITEM 5. PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED .

     The Company has not retained, employed or agreed to compensate any person on its behalf to make solicitations or recommendations to its shareholders with respect to the Offer.

ITEM 6.  RECENT TRANSACTIONS AND INTENT WITH RESPECT TO SECURITIES.
     (a) No transactions in the Shares have been effected during the past 60 days by the Company or, to the best of the Company's knowledge, by any executive officer, director, affiliate or subsidiary of the Company.

     (b) To the best of the Company's knowledge, to the extent permitted by applicable securities laws, rules or regulations, each executive officer, director and affiliate of the Company currently intends to tender all Shares over which he or she has dispositive power to the Purchaser.

ITEM 7.  CERTAIN NEGOTIATIONS AND TRANSACTIONS BY SUBJECT COMPANY.
     (a) Except as set forth in this Schedule 14D-9, the Company is not engaged in any negotiation in response to the Offer which relates to or would result in
(i) an extraordinary transaction such as a merger or reorganization, involving the Company or any subsidiary of the Company; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary of the Company;
(iii) a tender offer for or other acquisition of securities by or of the Company; or (iv) any material change in the present capitalization or dividend policy of the Company.

     (b) There are presently no transactions, board resolutions, agreements in principle or signed contracts in response to the Offer, other than as described in or incorporated by referenced into Item 3(b), which relate to or would result in one or more of the matters referred to in Item 7(a) (i), (ii), (iii) or (iv).

ITEM 8.  ADDITIONAL INFORMATION TO BE FURNISHED.
     No appraisal rights are available to holders of Shares in connection with the Offer. However, if the Merger is consummated, holders of Shares will have certain rights under Colorado Law to dissent and demand appraisal of, and payment in cash for the fair value of, their Shares. Such rights, if the statutory procedure are complied with, could lead to a judicial determination of the fair value (excluding any element of value arising from accomplishment or expectation of the Merger) required to be paid in cash to such dissenting holders for their Shares. Any such judicial determination of the fair value of Shares could be based upon considerations other than in addition to the Offer Price and the market value of the Shares, including asset values and the investment value of the Shares. The value so determined could be more or less that the Offer Price or the Merger Consideration.

     If any holder of Shares who demands appraisal under Colorado Law fails to perfect, or effectively withdraws or losses his right to appraisal, as provided in the Colorado Law, the Shares of such holder will be converted into the Merger Consideration in accordance with the Merger Agreement. A stockholder may withdraw his demand for appraisal by delivery to Parent of a written withdrawal of his demand for appraisal and acceptance of the Merger.

     Failure to follow the steps required by Colorado Law for perfecting appraisal rights may result in the loss of such rights.

ITEM 9. MATERIAL TO BE FILED AS EXHIBIT.

Exhibit No.                Description of Exhibit
- -----------    ----------------------------------------------------------------

Exhibit 1 Agreement and Plan of Merger, dated as of July 17, 1996, by and among Parent, the Purchaser and the Company.
Exhibit 2 Pages 1,2,4,5,6 and 7 of the Company's Proxy Statement dated December 19, 1995.
Exhibit 3      Press Release issued jointly by Parent and Company, dated July
               18, 1996.

Exhibit 4      Letter to Stockholder of the Company, dated July 18, 1996.

                                   SIGNATURE.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 18, 1996                      SUMMIT PETROLEUM CORPORATION

                                   By: /s/ Deas H. Warley III
                                   Name: Deas H. Warley III
                                   Title: President

                                INDEX TO EXHIBITS

Exhibit No.              Description of Exhibit                         Page No.
- -----------    --------------------------------------------------

Exhibit 1      Agreement and Plan of Merger, dated as of July 17,
               1996, by and among Parent, the Purchaser and the Company.

Exhibit 2      Pages 1,2,4,5,6 and 7 of the Company's Proxy
               Statement dated  December 19, 1995.

Exhibit 3      Press Release issued jointly by Parent and
               Company, dated July 18, 1996.

Exhibit 4      Letter to Stockholder of the Company, dated July
               18, 1996.